Mercedes-Benz Auto Receivables Trust 2016-1
Investor Report

Amounts in USD

Dates

Collection Period No.	40			
Collection Period (from... to)	1-Dec-2019	31-Dec-2019		
Determination Date	13-Jan-2020			
Record Date	14-Jan-2020			
Distribution Date	15-Jan-2020			
Interest Period of the Class A-1, A-2B Notes (from... to)	16-Dec-2019	15-Jan-2020	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2019	15-Jan-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	350,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	532,000,000.00	12,237,523.73	0.00	12,237,523.73	23.002864	0.000000
Class A-4 Notes	115,970,000.00	115,970,000.00	113,606,771.11	2,363,228.89	20.377933	0.979622
Total Note Balance	**1,497,970,000.00**	**128,207,523.73**	**113,606,771.11**	**14,600,752.62**		

Overcollateralization	38,416,784.98	38,409,669.62	38,409,669.62
Adjusted Pool Balance	1,536,386,784.98	166,617,193.35	152,016,440.73
Yield Supplement Overcollateralization Amount	54,889,203.04	4,432,779.19	3,983,277.83
Pool Balance	**1,591,275,988.02**	**171,049,972.54**	**155,999,718.56**

	Amount	Percentage
Initial Overcollateralization Amount	38,416,784.98	2.50%
Target Overcollateralization Amount	38,409,669.62	2.50%
Current Overcollateralization Amount	38,409,669.62	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.750000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.110000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.260000%	12,849.40	0.024153	12,250,373.13	23.027017
Class A-4 Notes	1.460000%	141,096.83	1.216667	2,504,325.72	21.594600
Total		**$153,946.23**		**$14,754,698.85**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	14,766,218.09	(1) Total Servicing Fee	142,541.64
Interest Collections	471,387.64	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	35,664.47	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	132,256.07	(3) Interest Distributable Amount Class A Notes	153,946.23
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	23,842.58	(6) Regular Principal Distributable Amount	14,600,752.62
Available Collections	**15,429,368.85**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	532,128.36
Available Funds	**15,429,368.85**	**Total Distribution**	**15,429,368.85**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	142,541.64	142,541.64	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	153,946.23	153,946.23	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	12,849.40	12,849.40	0.00
thereof on Class A-4 Notes	141,096.83	141,096.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	153,946.23	153,946.23	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,600,752.62	14,600,752.62	0.00
Aggregate Principal Distributable Amount	14,600,752.62	14,600,752.62	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,840,966.96
Reserve Fund Amount - Beginning Balance	3,840,966.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,222.39
minus Net Investment Earnings	5,222.39
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,840,966.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,222.39
Net Investment Earnings on the Collection Account	18,620.19
Investment Earnings for the Collection Period	23,842.58

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,591,275,988.02	59,357
Pool Balance beginning of Collection Period	171,049,972.54	18,213
Principal Collections	10,502,285.77	
Principal Collections attributable to Full Pay-offs	4,263,932.32	
Principal Purchase Amounts	0.00	
Principal Gross Losses	284,035.89	
Pool Balance end of Collection Period	155,999,718.56	17,247
Pool Factor	9.80%	

	As of Cutoff Date	Current
Weighted Average APR	3.09%	3.27%
Weighted Average Number of Remaining Payments	50.38	18.61
Weighted Average Seasoning (months)	15.40	52.30

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	154,202,649.16	17,096	98.85%
31-60 Days Delinquent	1,305,580.17	118	0.84%
61-90 Days Delinquent	355,779.10	23	0.23%
91-120 Days Delinquent	135,710.13	10	0.09%
Total	155,999,718.56	17,247	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	284,035.89	17	24,545,514.75	1,023
Principal Net Liquidation Proceeds	35,316.46		6,275,586.03	
Principal Recoveries	128,439.71		10,581,545.15	
Principal Net Loss / (Gain)	120,279.72		7,688,383.57	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.883%	
Prior Collection Period	(0.547%)	
Second Prior Collection Period	1.032 %	
Third Prior Collection Period	0.380 %	
Four Month Average	0.437%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance		0.483%
Average Net Loss / (Gain)		7,515.53

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not
considered a charge-off **on a defaulted loan**.